Shearman & Sterling LLP

ngreene@shearman.com (212) 848-4668	July 25, 2016

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”)
(File Nos. 333-196706 and 811-21190)

Dear Ms. Larkin:

Thank you for your comments regarding the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission (“SEC”) on June 7, 2016.  Based on your comments, below, we describe changes the Company will make to the Registration Statement1 via a further amendment to be filed shortly and certain supplemental information you requested. Upon filing that amendment, we will look forward to your confirmation that you will be ready to receive an acceleration request letter from the Company before the end of the month.

1.	COMMENT: You asked us to insert a bolded bullet point regarding the risks of investing in hedge funds on page 3 of the Registration Statement.

RESPONSE:    The Company will make the requested change.

2.	COMMENT: You asked whether the information provided in footnotes one and two (NAV per share and offering expense figures) on page 5 could be updated to a more recent date.

RESPONSE:    The Company will provide updated numbers to a more recent date.

3.
COMMENT:    In reference to the “Summary of Fees and Expenses” section, you requested a representation that if the assumptions that are used change materially over time, then the registration statement will be “stickered” accordingly.

RESPONSE:     The Company represents that the fees and expenses section will be stickered if it becomes materially inaccurate.

1	Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statement.

4.	COMMENT: In reference to the expense example tables provided on page 26, you asked us to round to the nearest dollar.

RESPONSE:     The Company will make the requested change.

5.	COMMENT: You asked us to include a plain English explanation for the terms “loan-level collateral analysis” on page 30 and “jumbo prime collateral” on page 32.

RESPONSE:     The Company will make the requested change.

6.
COMMENT:    Under the “Risk Management and Monitoring of Investments” heading, you asked us to clarify the language of the second sentence so it does not read as though the Fund is itself hiring advisers.

RESPONSE:     We agree that the sentence is intended to refer to managers of the Investment Funds.  The Company will revise accordingly.

7.	COMMENT: Under the “Investment Related Risks” heading, you asked us to consider a discussion of the risks presented by the departure of Britain from the European Union, known as the Brexit.

RESPONSE:     The Company will discuss Brexit risks in the Registration Statement.

8.
COMMENT:    Under the “Committees” heading on page 67, you asked us to identify the number of times when the Board’s committees met for the Company (leaving aside meetings that might have been solely for SkyBridge G II Fund, LLC).

RESPONSE:     The Company will make the requested change.

9.
COMMENT:    For the table under “The Portfolio Managers” heading on page 69, you asked us to break out the information provided to delineate each individual portfolio manager, rather than having them combined.

RESPONSE:     The Company will make the requested change.

10.	COMMENT: You asked us to include the last three fiscal years of Administrator fees for each Administrator separately.

RESPONSE:     The Company will make the requested change.

11.	COMMENT: You asked us to include the last three fiscal years of advisory fees.

RESPONSE:     The Company will make the requested change.

12.	COMMENT: You asked us to include a general description of the role of KPMG as the Company’s external auditors.

RESPONSE:     The Company will make the requested change.

13.	COMMENT: You asked us to address return of capital dividends if applicable.

RESPONSE:     The Company will clarify that it has not made such a distribution to date and none is contemplated.

14.	COMMENT: You asked us to include a table of outstanding securities for each class of authorized securities of the Company. You referred to the requirements of Item 10.5 under Form N-2.

RESPONSE:     The Company will make the requested change.

15.
COMMENT:    You asked that the President sign the Registration Statement individually or that we confirm that there is a Board resolution affirming that Christopher Hutt may sign for the President. You cited to Rule 483(b).

RESPONSE:    The Company intends to obtain a Board resolution for this purpose going forward.  In the interim, the President will sign individually.

16.
COMMENT:   You asked us to discuss the Company’s name in light of the “names rule” (Rule 35d-1).  You also asked for our view on whether the term “multi-adviser” suggests that the Company should have multiple investment advisers.

RESPONSE:    We and the Company agree that elements of the Company’s name invoke the rule and will incorporate the requisite 80% test in the Registration Statement.  We and the Company do not view the term “multi-adviser” to refer to advisers to the Company.  The term must be understood in the context of the complete phrase in which it is embedded, i.e., “multi-adviser hedge fund portfolios,” and in that context clearly connotes that the underlying hedge funds will be advised by a number of different hedge fund managers.  The Company’s 80% policy will be along the following lines (and we note that the Company would have been in compliance with this policy since inception):

Under normal circumstances, the Company will invest at least 80% of its assets (net assets plus any investment borrowings) in hedge funds managed by multiple third-party investment advisers.  Shareholders will be given at least 60 days’ prior written notice of a modification to this 80% policy.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

 /s/ Nathan J. Greene

Nathan  J. Greene (as attorney for the Company)

cc:	A. Marie Noble (Chief Compliance Office of the Company and General Counsel of the Adviser)
Christopher Hutt (Vice President of the Company and the Adviser)
Paul Schreiber (Shearman & Sterling LLP)
Thomas Majewski (Shearman & Sterling LLP)
Catherine Sum (Shearman & Sterling LLP)
Aviva Grossman (Kramer Levin Naftalis and Frankel LLP)